Filed pursuant to Rule 433

Registration Statement Nos. 333-230651

and 333-230651-01

AngloGold Ashanti Holdings plc

$750,000,000 3.375% Notes due 2028

Fully and Unconditionally Guaranteed by

AngloGold Ashanti Limited

Pricing Term Sheet

October 19, 2021

Issuer:	AngloGold Ashanti Holdings plc

Guarantor:	AngloGold Ashanti Limited

Issue Type:	Senior Unsecured Guaranteed Notes

Format:	SEC-Registered

Principal Amount:	$750,000,000

Maturity:	November 1, 2028

Tenor:	7-year

Coupon:	3.375%

Interest Payment Dates:	May 1 and November 1, commencing on May 1, 2022

Price to Public:	99.788% of principal amount, plus accrued interest, if any, from October 22, 2021

Underwriting Discount:	0.73%

Yield to Maturity:	3.409%

Benchmark Treasury:	UST 1.25% due September 30, 2028

Spread to Benchmark Treasury:	+195 basis points

Benchmark Treasury Price and Yield:	98-20 / 1.459%

Change of Control Put:	101%

Redemption Provisions:	Optional and Tax

Optional Redemption:	Prior to September 1, 2028: at a discount rate of Treasury plus 30 basis points On or after September 1, 2028: 100%

Tax Redemption:	100%

Trade Date:	October 19, 2021

Settlement (*):	October 22, 2021 (T+3)

CUSIP / ISIN:	03512TAF8 / US03512TAF84

Expected Security Ratings (**):	BB+ (S&P) / Baa3 (Moody’s) / BBB- (Fitch)

Denominations:	$200,000 and integral multiples of $1,000

Governing Law:	State of New York

Listing:	Application will be made to list the Notes on the New York Stock Exchange. There can be no guarantee that the application to list the Notes on the New York Stock Exchange will be approved or the Notes will be listed, and settlement of the Notes is not conditioned on obtaining this listing.

Joint Book-Runners:	Barclays Bank PLC BNP Paribas BofA Securities, Inc. J.P. Morgan Securities plc (B&D)

Passive Book-Runners:

Australia and New Zealand Banking Group Limited

BMO Capital Markets Corp.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Deutsche Bank AG, London Branch

Goldman Sachs International

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Standard Chartered Bank

Westpac Banking Corporation

(*) Note: It is expected that delivery of the Notes will be made against payment therefor on or about October 22, 2021, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

(**) Note: A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Manufacturer target market (MiFID II product governance/UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs/UK PRIIPs key information document has been prepared as the Notes are not available to retail investors in the EEA and the United Kingdom.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

*****

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. Certain restrictions relating to the offering that are set forth in the prospectus apply to this document.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC at +1 888 603 5847; or by calling BNP Paribas at +44 20 7595 8222 or by emailing new.york.syndicate@bnpparibas.com; or by calling BofA Securities, Inc. at +1 800 294 1322 or by emailing dg.prospectus_requests@bofa.com; or by calling J.P. Morgan Securities plc toll-free at +1 866 471 2526 or by emailing head_of_EMEA_DCMH@jpmorgan.com; or by calling Australia and New Zealand Banking Group Limited at +1 800 477 9173; or by calling BMO Capital Markets Corp. toll free at +1 800 414 3627; or by calling CIBC World Markets Corp. at +1 800 282 0822; or by calling Citigroup Global Markets Inc. at +1 800 831 9146; or by calling Deutsche Bank AG, London Branch at +44 20 7545 4361; or by calling Goldman Sachs International at +44 20 7774 1000; or by calling RBC Capital Markets, LLC at +1 866 375 6829; or by calling Scotia Capital (USA) Inc. at +1 800 372 3930; or by calling Standard Chartered Bank at +44 20 7885 2363 or by emailing PrimaryDebt@sc.com; or by calling Westpac Banking Corporation at +1 212 551 1800.

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